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CORPORATE PARTICIPANTS
Kelly Loeffler
IntercontinentalExchange, Inc. — Director of Marketing
Jeff Sprecher
IntercontinentalExchange, Inc. — Chairman, CEO
Chuck Vice
IntercontinentalExchange, Inc. — President and COO
Richard Spencer
IntercontinentalExchange, Inc. — CFO
PRESENTATION

Operator
Good day, ladies and gentlemen, and welcome to the IntercontinentalExchange Third Quarter Earnings Release Conference Call. My name is Annie, and I will be your coordinator for today.
OPERATOR INSTRUCTIONS
I would now like to turn the presentation over to your host for today’s call, Ms. Kelly Loeffler. Please proceed, ma’am.

Kelly Loeffler — IntercontinentalExchange, Inc. — Director of Marketing
Good morning. To obtain a copy of the company’s Third Quarter earnings release please visit the Investor Resources section of our website at www.theice.com. We’ve included on our website a slideshow presentation in conjunction with our call today. These items will be archived and available for replay. Before we begin, please be aware that our comments may contain forward-looking statements. These statements represent our current judgment and are subject to various risks, assumptions, and uncertainties as outlined in the company’s filing with FCC. In connection with the ICEs — with ICEs proposed merger with the New York Board of Trade, ICE has filed certain relevant documents with the FCC and plans on filing additional relevant documents with the FCC regarding the merger in the future.
No communications on this call shall constitute an offer to sell or the solicitation of any offer to buy the securities. Actual results may differ materially from those that are expressed or anticipated. I’d like now like to turn the call over Jeff Sprecher, ICEs Chairman and CEO.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Thank you, Kelly. I’ll begin our Third Quarter 2006 Earnings Call today by providing an overview of the drivers of our record results during the quarter. Chuck Vice, our President and COO, will provide a brief update on technology and an overview of our over-the-counter markets. And Richard Spencer, our CFO, will detail ICEs financial results. We’ll keep our comments brief so that we can take your questions on the call.
I’m pleased to announce that our third quarter results produced diluted earnings per share of $0.73 and were driven by record revenues, trading volume, operating margin, and net income. Our consolidated revenues of $95 million represented a 109% increase in revenue in the third quarter and compared to 45 million in last year’s third quarter. Our operating income increased 163% to $65 million during the quarter.
We were disciplined in managing costs amid rapid growth and our operating margin rose to 69%, a 14 percentage point increase over last year’s third quarter and a 5 percentage point increase sequentially. As a result net income rose to $44 million, an increase of over 160% compared to last year’s third quarter. I’d also like to note that our third quarter revenues grew 29% sequentially while expenses grew only 12% over the second quarter of 2006.
Now I’d like to recap a few of our major accomplishments during the quarter and highlight some of our key initiatives. First, as most of you know, on September 14th we announced our transaction to acquire the New York Board of Trade comprising of 10.297 million shares of ICE common stock and $400 million in cash. This transaction will create a global commodities marketplace that offers a diverse suite of derivatives

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on energy commodities, soft commodities, foreign exchange and equity indices together with a centralized clearing house and state of the art technology.
NYBOT business is rapidly growing. NYBOT revenues through June 30th this year increased 15% to %50 million and net income increased 24% to $11 million. Year-to-date, volume growth in their key benchmark contracts, sugar, coffee, cotton, cocoa and orange juice is in excess of 25% year-over-year. In addition to the core commodities that serve a global customer base, NYBOT offers an attractive suite of foreign exchange and index products that represent further growth opportunities.
Over the past several weeks I had the opportunity to meet with many of the NYBOT members and I’ve been extremely impressed by the quality of people and the depth of knowledge associated with the exchange. We’ve spent time with the management, the Board, trade groups and individual traders and we believe they share our vision for growth and innovation on a global scale and we’re very excited about the opportunities that we see working together.
I’m pleased to announce solid progress on the transaction. Earlier this week we filed the initial registration statement on Form S-4 with the Securities and Exchange Commission. Also this week we received notice of the early termination of the Hart-Scott-Rodino Antitrust waiting period thereby clearing the transaction for closing from a competition standpoint. We expect that NYBOT member vote will take place within the next 12 weeks and the closing of the transaction to occur in the first quarter of 2007. We expect to soon finalize the commercial terms of a technology outsourcing agreement pursuant to which NYBOT’s products can be listed for electronic trading.
NYBOT will announce the suite of products available for electronic trading on the ICE platform and the timing of their launch of electronic trading of these products.
In addition to expanding our market place through the proposed NYBOT acquisition, I’m particularly pleased to highlight the continued strength of our energy markets. In each of our business segments we set volume and commission records in the third quarter. At ICE futures, average daily volume in the third quarter rose 125% to 413,000 contracts per day. Quarterly volume records were established in ICE futures Brent, WTI and gas oil products and we maintained a 50% market share in the global crude futures market which compares to only a 36% market share at the beginning of 2006.
I’d like to note that earlier this week we established a daily volume record in our Brent contract and we set new open interest records in both Brent and WTI crude. To date, ICE’s open interest in crude futures has grown a remarkable 136% since January of this year. As of yesterday, November 1st, our total crude futures open interest exceeded 1 million contracts for the first time in our history. Now just below the level of crude futures open interest at the NYMEX.
In a space of less than one year, this is a very significant achievement. The ability of our customers to trade a liquid Brent and WTI market through one screen and one clearing house produces both capital and transaction efficiencies that are not available in any other market today.
Now in our over-the-counter business, our daily commissions rose 95% to a record $738,000 per day for the quarter. New products in ICEs cleared over-the-counter markets this year produced 2.1 million in revenue in the third quarter which is slightly ahead of our early expectations. It is important to note that our new products in the OTC markets tend to drive increased trading in our existing core products. Therefore the contribution by new products on an overall commission levels tends to be much greater than simply the revenues that are attributable to the new contracts themselves.
We achieved each of these milestones by maintaining a focus on introducing new products and adding new customers while continuing to serve our core participants base. Market participants increasingly rely on ICEs electronic energy marketplace and what was an extremely volatile quarter for energy prices. During the last few months the global energy complex was impacted by geo political threats arising in the Middle East and North Korea as well as a thwarted terrorist attack in London. In North America supply concerns arose due to infrastructure issues coupled with severe heat waves and early predications that the US would experience a difficult hurricane season.
These concerns then dramatically abated with the eventual lack of hurricane activity. Despite continued price volatility which has characterized energy prices over the last decade price levels for natural gas and crude oil fell to multi month lows during the quarter as a result of mild weather and strong inventory levels.
Each of these events increased the demand for real time access to out transparent and liquid energy markets.

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As we have often noted the largest participant group in our markets are commercial participants and this is evident by the growing open interest that we have. These hedgers have increasingly been served by the growing liquidity in ICE markets in which new types of market entrance have helped expand.
Traditionally liquidity providers such as funds, proprietary traders and algorythmic trading firms participated only in fixed income and equity markets. Today as the commodities markets are becoming increasingly mature they play an important role in facilitating risk transfer. These liquidity providers enable producers, manufacturers and consumers to lay off risk of adverse price movements and the presence of both hedgers and speculators are vital to a properly functioning market. A point that often gets lost during periods of high prices.
Moving on to the regulatory side of our business I am pleased to say that earlier this week the US Commodities Futures Trading Commission issued a policy statement providing regulatory certainty for foreign boards of trade such as ICE futures that operate in the US. The Commission’s statement supported our position regarding the effectiveness of the current no action letter process. By maintaining this process exchanges like ICE futures will meet appropriate and comparable regulatory standards will continue to have the ability to offer electronic trading screens in the US.
We believe that the industry will benefit from the CFTC’s work and that it will continue ICE futures to better serve what is becoming a global trading community.
With regard to our US over-the-counter natural gas business we have continued the dialogue with the CFTC to ensure that we are in full compliance with our regulatory obligations. ICE had been working closely with the CFTC to provide the commission with information in response to CFTC requests, These reports comprise the equivalent of large trader position reporting for certain OTC natural gas markets into which he CFTC desires additional visibility in order to meet its mandate to regulate the futures market.
We believe that the CFTC has the authority and the policies to observe relevant OTC markets and we are confident that CFTC’s thoughtful conduct in the manner in which it obtains OTC data today does not in any way disadvantage ICE relative to other execution venues. The CFTC’s informational access points in the ICEs OTC markets include ICEs adherence to the CFTC’s established rules for transaction reporting, complaint reporting, and recordkeeping, which facilitate the CFTC’s enforcement of the anti-fraud and anti-manipulation laws that are applicable to over-the-counter markets.
Today, ICE is one of the very few venues in North America that provides the CFTC with this level of transparency into the over-the-counter markets.
Finally, we’re very encouraged by the long term adoption of commodities as an asset class. The expansion into this sector continues and we’ve seen a growing number of market participants and increasing sophistication of products to manage commodity price exposure. We’re working on several initiatives that will allow us to further serve the global energy community through innovation in technology, products and market data. You’ll see some of these initiatives announced in the coming weeks and months.
I’d now like to turn the discussion over to Chuck Vice to provide an update on our technology platform and to give you a brief overview of our OTC market structure.

Chuck Vice — IntercontinentalExchange, Inc. — President and COO
Thank you, Jeff. Before I discuss our OTC markets, I want to briefly highlight some recent technology enhancements. As we discussed, ICE has committed to being a technology leader among exchanges and we always have a number of initiatives underway. First and most recently we completed the move to new servers to speed processing times and expand capacity. This upgrade reduced processing time by 30% off the 31 millisecond average we reported last quarter, making the platform among the industry’s fastest.
In the first quarter of 2007 we plan a major upgrade of our matching engine software to further increase system capacity and reduce processing time.
Another technology initiative that we began almost a year ago is a co-location service for our most demanding algorithmic and momentum traders. This program allows location of a customer’s proprietary servers within our data center to eliminate latency between the facility and the end user. Many customers already participate in this very popular program and more are in various stages of implementation.

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From a functionality standpoint, in September we enabled full spread implication in our gas well futures market and immediately saw a dramatic increase in the number of prices out the curve. Over time we expected this increased transparency to result in more back month, gas-oil volume and plan to enable full implication for Brent and WTI crude futures this quarter.
Our spreads engine is unique in calculating multiple generations of implied/unimplied pricing. As a result, each day customers execute individual trades in our gas-oil market that chain as many as six or seven different contract months.
Also in the third quarter we replaced and retired all ICE futures legacy systems for membership, compliance, option settlement and real-time price fees. This allowed us to vacate the leased ICE futures floor premises and sell our former open outcry disaster recovery site in London. The sale of that property to be detailed in our coming Form 10-Q should be finalized in the first quarter of 2007 when we will record an $8.6 million net gain on disposal of that asset.
Elimination of these legacy systems reduced our overhead, and in the case of our new real-time price feed, allowed us to enhance our quote vendor product to offer market depth.
I’d now like to talk a bit about the nature of our OTC markets. As we stated in the third quarter, the OTC segment accounts for 56% of consolidated transaction revenue, but we continue to get many questions from investors and analysts seeking to better understand this part of our business.
In distinguishing OTC markets from the more widely understood futures markets there are a number of factors to note. First, unlike a futures trade, an over-the-counter trade may be executed through any number of venues in order of decreasing transparency. These include ICE, telephone voice brokers, and private negotiation between counterparties. Electronic OTC markets like ICE are held to a higher standard than these other venues in that only professional traders meeting eligibility criteria established by the CFTC may participate.
Another key difference between futures and OTC markets is the sheer number and diversity of trading instruments. There tend to be a relatively small number of futures contacts that typically serve as pricing benchmarks and represent the most liquid hub or product grade. the Henry Hub natural gas futures contract is one example. Rather than being a major production location or city center, however, the Henry Hub is simply a point where many pipelines interconnect. As a result, while producers or consumers can hedge the commodity cost of natural gas using Henry Hub futures or OTC look-alike swaps, they remain exposed to the difference in natural gas prices at Henry and a less liquid hub closer to their operation.
In the OTC market, basis swaps allow users to hedge this location risk for over 100 unique North American delivery points. These basis swaps settle on well-known price indices established by leading publishers such as McGraw-Hill Platt and Natural Gas Intelligence. Users can also customize these OTC swaps for timeframes that best match their needs. These timeframes may be as short term as balance of the month or as long term as winter 2008 or calendar year 2009.
For power, US markets continued to mature and increasingly resemble US gas markets in that physical trading is largely limited to short term procurement while users overwhelmingly rely on OTC swaps for hedging purposes. These swaps can be cleared, and as a result their markets are much more liquid and several times larger than the underlying physical market.
Today ICE is the most popular venue for execution and clearing of US power swaps with an aggregate share of open interest above 85%. On Slide nine in the presentation we’ve included a shot of the web ICE screen for selected power markets to illustrate the depth and transparency of these markets.
I’ll now turn it over to Richard for more financial details.

Richard Spencer — IntercontinentalExchange, Inc. — CFO
Thanks, Chuck. Providing detail on the revenue line for the third quarter, you can see on slide 11 our consolidated revenue of $95 million was driven by strong growth in each of our business segments. Consolidated transaction revenue which comprises futures and OTC segments totaled $84 million for an increase of 106% and which accounted for 89% of consolidated revenues in the quarter. Consolidated market data revenues increased to nearly $10 million, up 161% compared to the prior year’s third quarter, this following a revision to market data pricing policies announced earlier this year. Approximately 42% of ICE’s revenues were derived outside of North America during this year’s third quarter.

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Transaction revenues for ICE future segments were $37 million, up 132% over third quarter of ‘05. Our futures segment accounted for 44% of third quarter consolidated transaction revenues. OTC transaction revenues increased 90% to $47 million in the third quarter compared to the same period in 2005. This was primarily driven by growth in cleared contract volume which grew 144% year-over-year to a record 37 million contracts during the quarter.
As you can see on slide 12, consolidated operating expenses during the third quarter totaled $29 million, and increase of 44% compared to last year’s third quarter. As detailed in our earnings release, our expense base contained a meaningful variable component. The primary increase in the third quarter resulted from the Wagner Patent loyalty payment on futures contract as trading volume rose.
In the third quarter these royalty payments and accruals were $3 million compared to $600,000 in last years third quarter. I would like to note that we have detailed the patent expense in our income statement this quarter as a separate line item. In addition the non cash compensation costs relating to FAS 123(R) resulted in a non cash compensation expense of $2 million in this quarter compared to $400,000 in the third quarter of ‘05.
To briefly review our cash flow as depicted on slide 13 at the end of the third quarter consolidated cash flows from operations were $45 million. This compared to $13 million in the same period in 2005. Capital expenditures in the third quarter totaled $4 million and capitalized software development cost were $1.5 million in the third quarter of ‘06.
Slide 14 presents the strength of our balance sheet. As of September 30, 2006 we had $248 million in unrestricted cash and investments and an additional $16 million in restricted cash under regulatory requirements of our ICE futures subsidiary. This compares to $133 million in unrestricted cash and investments as of December 31, 2005. We remain debt free and have full availability of our $50 million revolving credit facility. However, as announced we expect to incur debt in the near future in connection with a transaction with NYBA.
We would like to note that the lock up expiration for ICE’s shares of common stock held by our founding shareholders occurred on October 15, 2006. We were notified that a block of approximately 5 million shares was placed during that week and we have disclosed this information on a Form-8K filed with the FCC. Today ICE’s full float of 57.2 million shares has no contractual restrictions on transfer. We have included an update on some of our expectations in our earnings announcement this morning. So to save time for your questions please refer to the earnings release for more information.
With that I will turn it back to Jeff.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Thank you Richard. We are pleased to present these results today and we are very excited about the opportunities that lie ahead for us. I’d like to thank the 223 hard working employees at ICE who’s continued dedication make these results possible. We believe that we are extremely well positioned among global commodities exchanges to capitalize on the opportunities that are before us. And with that I’d like to take your questions.
QUESTION AND ANSWER

Operator
[OPERATOR INSTRUCTIONS]
Your first question comes from the line of Richard Repetto with Sandler O’Neill & Partners L.P. Please proceed.

Rich Repetto — Sandler O’Neill & Partners L.P — Analyst
Yes, good morning guys and congratulations on a great quarter.
First question, leading question again. Where do you see margins going here and I’ll follow it up with do you have an 85% incremental margin, 69% operating with a couple one-timers in there?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO

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Well you know I guess Rich maybe you more than anybody do the math on our company but I think Chuck Vice tried to indicate, we are continuing to increase the through put and capacity, the speed and the functionality of the ICE trading platform organically with our 223 person staff. So we tend to have very highly leveraged model and beyond that it is hard to give any guidance.

Rich Repetto — Sandler O’Neill & Partners L.P — Analyst
Well then I guess let me ask more specific with Richard on some questions. If the Wagner Patent had rolled-off, if you didn’t have the Wagner expenses that will roll-off in February the pre tax margin the operating margin would have been 72%. The pre tax margin would have been 75 and I am also looking at, if you just take a look at the expenses other than comp and the Wagner Patent they went down quarter-to-quarter. So it seems like you are investing but are you getting more efficient at the same time?

Richard Spencer — IntercontinentalExchange, Inc. — CFO
You have a full grasp of the model. Again I think you know Chuck indicated that he and our colleagues in London have been working very hard to retire a number of legacy systems that we had attached to open up our trading and we’ve now fully retired those so you know that has given us some margin improvement.

Rich Repetto — Sandler O’Neill & Partners L.P — Analyst
Okay. Then, the very last question. Jeff, as you work with the NYBOT numbers and you spend a fair amount of time, any new thoughts or updated thoughts with regards to you know the vote in 12 weeks or the S4 that was filed earlier this week. It showed there was definitely other people interested but any updates on how the process there is going besides sort of the prepared remarks?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
I guess just anecdotally Chuck Vice, Richard Spencer and my other colleagues from ICE we’re spending a fair amount of time getting to know people that surround the NYBOT. In my prepared remarks I really wanted to pay some homage to the goodwill that exists around that exchange. It’s quite amazing and we have had literally people flying in from all over the world to simply come and meet us and offer their help and services because of the goodwill they have towards the NYBOT and the care that they have in seeing it move forward and to innovate.
So we’re just really excited in that we see a lot of hidden opportunity, if you will, to work with our colleagues at NYBOT and all of the corporate and individual traders that surround it to really unveil some innovative and interesting products. That without an electronic trading platform NYBOT hasn’t had the capacity to do on its own. So I think we feel stronger than ever that this has just been an amazing marriage of two companies and our sense is that that goodwill is extending to the NYBOT members and we’re hoping for a very strong show of support on the vote.

Rich Repetto — Sandler O’Neill & Partners L.P — Analyst
Okay that’s it guys thanks. Congrats on a very good quarter.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Thank you.

Operator
Your next question comes from the line of Daniel Goldberg from Bear Stearns. Please proceed.

Daniel Goldberg — Bear Stearns — Analyst

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Thanks, good morning.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Good morning.

Daniel Goldberg — Bear Stearns — Analyst
The interest income number was higher than expected could you just go through what drove that up this quarter?

Richard Spencer — IntercontinentalExchange, Inc. — CFO
It would just be the interest income — its the increase of cash on hand.

Daniel Goldberg — Bear Stearns — Analyst
Okay. So

Richard Spencer — IntercontinentalExchange, Inc. — CFO
We had an interest rate — where we deployed the money.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Maybe you could mention where we do deploy it.

Richard Spencer — IntercontinentalExchange, Inc. — CFO
We have it managed — in with a separate manager up with the curve probably farthest out nine months. Majority is in around six months.

Daniel Goldberg — Bear Stearns — Analyst
Okay so assuming that you are not significantly depleting that cash we can see that actually as a good run rate or actually growing as your cash flow continues to increase?

Richard Spencer — IntercontinentalExchange, Inc. — CFO
Yes, but keep in mind we do have the acquisition coming up.

Daniel Goldberg — Bear Stearns — Analyst
Got it. Okay. In terms of the announced, CME/CBOT deal can you talk a little about how you kind of see that from a regulatory standpoint and any competitive issues that you might see in that deal Jeff?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO

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I don’t want to comment specifically on the merger. I have a lot of respect for both management teams and have gotten to know them from our operation in the industry. Maybe I will just say that we’ve done a number of acquisitions or in the process of obviously the NYBOT deal. Our own thoughts are that we’ve really looked for opportunities where we can provide innovation and some diversification but ultimately customer value. In the case of our acquisition of ICE futures it gave us access to the London Clearing House and it gave ICE futures access to our technology. Again in the case of NYBOT it will give us further access to clearing services and give NYBOT access to technology.
All of those things will allow us to do more innovative and produce interesting products and services for our customers and I think in this business you can only build shareholder value by building customer value and so that’s sort of the view that we’ve taken on how the business ought to come together.

Daniel Goldberg — Bear Stearns — Analyst
Okay.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
With that I’ll sort of deny the opportunity, but thanks for offering it to comment further specifically on their deal.

Daniel Goldberg — Bear Stearns — Analyst
Okay. Then just lastly, Chuck talked about the enhancements to the technology and the servers. I think you had talked about the increase in algorithmic traders you’re seeing in your business. I think you had mentioned something like 13, or 15 or so since the beginning of the year. Can you just talk about maybe the pipeline for additional — these types of traders and what impact you think that could have on your volumes as you move forward?

Chuck Vice — IntercontinentalExchange, Inc. — President and COO
I don’t know that we give any guidance on the number of those companies other than there are quite a few already in the data centers I said and more in the pipeline. There’s no question that the obvious net effect is that I think that the volumes grow but the message rates grow much faster. I think since the third quarter over second quarter our futures volumes are up I think about 30% quarter-over-quarter something to that effect while the message volume was up something on the order of 150%. So that gives you some idea of how the two move together.
It’s certainly a growing customer base for us. I think that customer- made, base-finding the commercial paper that’s in our markets is really what I think is the successful formula for us. So one of the things we have done, I don’t know if we’ve mentioned it anywhere yet but in terms of our capital expenditure guidance there we’ve historically given you I think 15 to 20 over ‘06 and ‘07. We’re probably going to come in around 12 this year and we’re going to raise the estimate of that for ‘07 from 15 to 20 million for 2007.
Again that’s — again, more build out of our overall system, data center expansion, telecommunication network expansion and of course capacity additions for adding the NYBOT market and their products as well.

Daniel Goldberg — Bear Stearns — Analyst
Okay. Thanks a lot.

Operator
Your next question comes from the line of Joshua Carter with Goldman Sachs. Please proceed.

Joshua Carter — Goldman Sachs — Analyst
Hi. Thanks. Good morning.

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Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Good morning.

Joshua Carter — Goldman Sachs — Analyst
Just a quick question on the expenses. The comp was actually a little lower than I was expecting and I’m wondering if there were any changes in the way you’ve accrued bonus or incentive compensations there in the quarter?

Richard Spencer — IntercontinentalExchange, Inc. — CFO
No changes, Josh.

Joshua Carter — Goldman Sachs — Analyst
Okay, excellent.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Management has lobbied for increasing that but to —.

Joshua Carter — Goldman Sachs — Analyst
To no avail?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
But comp is determined by our Board of Directors.

Joshua Carter — Goldman Sachs — Analyst
Okay, super. And then would love to dig a little more into the drivers of the OTC growth. Appreciated the comments and also it looks like you gave added disclosure on it. If I calculated it correctly, that new products are contributing about 5% of revenues in the quarter, is that right? For the OTC line?

Richard Spencer — IntercontinentalExchange, Inc. — CFO
Yes.

Joshua Carter — Goldman Sachs — Analyst
Okay, but your comments alluded that the contribution margins much higher and so that the contribution of profit would be obviously higher than that?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Correct.

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Final Transcript

Joshua Carter - Goldman Sachs — Analyst
Are there any particular pockets within the new products or within OTC generally that are far exceeding your expectations?

Chuck Vice - IntercontinentalExchange, Inc. — President and COO
Well, I think we’re pretty — on the basis swaps comprised, natural gas basis swaps, which I explained a little bit in my remarks, comprised of a large number of the new products that we launched. And those, I also in the remarks tried to describe the interplay between those products and the Henry Hub look-alike in futures contracts.
So, I think, what Jeff’s alluding to, the fact that we have more of these cleared basis swaps available now as well as other types of swaps I haven’t gone into, swing-swaps, that to the extent that customers come in and begin trading those new cleared products. We believe they’re, and we see to some extent there, that they’re more inclined to begin trading or increase the trading they do in our entry help look-alikes.
I think, on the power side, a number of the cleared products were power as well. I gave you some sense for OTC power market we have a very strong position. There are no futures markets of note yet in the U.S. power market and so it’s essentially, almost exclusively, an OTC market and we have a very, very strong position there. And we see the new cleared power contracts, you know, continuing to build up at offering and continuing, I think, to help us maintain this strong position to fend off the competition.

Joshua Carter - Goldman Sachs — Analyst
I’m sorry, what’s the rough break down of the power as a percentage total OTC?

Chuck Vice - IntercontinentalExchange, Inc. — President and COO
Percentage of OTC? 10, 15%? It’s about 10 to 15%.

Joshua Carter - Goldman Sachs — Analyst
Okay, great. And then further on OTC. Have you seen any progress among your competition, the voice broker’s community in terms of building any sort of electronic alternatives or, and I guess, could you comment on your perception of their ability to actually build liquidity or any sort of electronic platform that would be competitive to ICE?

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
Well I think the short answer is yes. I mean there’s a lot of innovation going on in the space right now and obviously the success of ICE is going to ultimately attract competition. But, there’s a couple of key metrics around ICE that will be hard for anyone to replicate. I mean, we were the people that really created this concept of OTC clearing and have driven the standards for clearing in the over-the-counter markets.
And underneath that is, you know, fundamental change in the way the markets trade now, where access to clearing and the technology that supports clearing, becomes critically important. There are a lot of small nuances that it took to ultimately allow that to happen for us. You know, you had to standardize products and define their terms and conditions and define what the products looked like digitally in terms of the string of variables that one would need to know in order to trade and ultimately confirm and deliver some of these complex products. We’re the standard bearers for that.
So we have a very strong defensible position and, as I mentioned in our prepared remarks, we continue to work very closely with the CFTC as oversight of the OTC space is evolving. It’s a complicated space and we’re bringing transparency to it and that’s a benefit to regulators, and so I don’t know what kind of appetite a lot of third parties have to really take on that challenge in the way that we have because we think it ultimately will benefit us.

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Final Transcript

Joshua Carter - Goldman Sachs — Analyst
That’s helpful especially with regard to voice brokers. Does CME and NYMEX have the same sort of challenges in trying to get into that market?

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
Well I would say that our over-the-counter platform is very different in the operation of it underneath the system. And partly why we’ve been, as I think you’re aware, moving quickly to increase speed and performance of the system is that the over-the-counter markets require a lot of overhead or credit support and other variables that are used in those kinds of trades that add overhead and latency to a future system. So we came from an OTC background and used our knowledge base and technology to create a futures trading platform.
It would be hard for someone to take a futures trading platform and sort of morph it back into an OTC platform. Not that it couldn’t be done, but it’s not a small undertaking. Again — and since we’ve driven those standards and had the desk top real estate for people that really trade these exotic products, it definitely won’t be a pass for the faint of heart.

Joshua Carter - Goldman Sachs — Analyst
That’s great. On that topic I’ll just ask one more and then jump into the queue. I wonder if you could spend just a little bit of time talking about the ICE platform more generally compared to the other, the three other major futures platforms. Talk about maybe the main differences you see and if there are any complementariness that would make any sort of, I guess complementary relationship work in any given situation.

Chuck Vice - IntercontinentalExchange, Inc. — President and COO
Well I’ll park the complementary part of the question for a minute. I think in just kind of comparing and contrasting the platforms, Jeff said on one just now. We have an over-the-counter aspect to our system and more specifically, beyond the cleared contract capability, there’s really the bilateral trading capability and managing all of the credit between us counter parties so that they can do these individual trades. A second piece of it, the second differentiating factor, I think, is the fact that we provide our own front end. We had to do that obviously as, when we were only an OTC market and we’ve continued to maintain and enhance that front end, and now make, not only OTC, but our futures markets available across it as well. It’s very popular, it remains popular.
We’ll offer the NYBOT products across that same front end and I don’t have the statistics in front of me, but a large, large share of our users and our volume continues to come through that front end. So those are, off the top of my head, some of the differences or, I think, some of the advantages we have vis-à-vis those other platforms.
In terms of complementary, I’m not sure. Jeff.

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
No. I think really this new class of that we talked about all the time, the algorithmic trader they are looking for a very light weight system that is fast, with a lot of bandwidth, so that they can bulk, fill a lot of simultaneous products. That is about as polar opposite a trading behavior as you would get, then somebody who is procuring electric power for delivery the next day inside an electric utility, using a screen and a mouse. So we — the trick here is to provide a system where both parties needs are served, and they can intermingle. And that’s delicate dance that we have been doing, we were admittedly behind dealing with these algorithmic type traders, because they really were new to energy and new to us, and we have been playing some catch up all year.
We have finally have gotten to a point, as Chuck mentioned, where we are — times are very, very short for execution and the co-location capability sort of takes away any locational differences that we may have, relative to anybody else in the space. And you are seeing, the early results in our numbers, and I think, as Chuck mentioned and I mentioned, these will continue to grow.
And another new one there is, that our open interest, which is essentially positions that hedgers are holding long dated, continues to grow, because the markets are more liquid. And it is continuing to attract those hedgers to stay on ice, because they can get their business done here very easily, in a system that they know with a company that they know.

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Final Transcript

Joshua Carter - Goldman Sachs — Analyst
That is great. That was very helpful. Thank you.

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
Great.

Operator
And, your next question comes from the line of Robert Rutschow with Prudential Equity Group. Please proceed sir.

Robert Rutschow - Prudential Equity Group, LLC — Analyst
Hi, good morning.

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
Good morning.

Robert Rutschow - Prudential Equity Group, LLC — Analyst
I guess, if I could just follow up on the Wagner Patent expense. You talked about some technology expenses in ‘07, but are there any other offsets to that going away that we should think about?

Chuck Vice - IntercontinentalExchange, Inc. — President and COO
No, there really aren’t.

Robert Rutschow - Prudential Equity Group, LLC — Analyst
Okay. Great.

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
Maybe I should mention. We licensed the Wagner Patent on a variable basis. Many other futures exchange pay to fix the — and that is why we made it look a little different than other exchanges. But I was the first one to actually license that patent. And at that time, we were in open outcry exchange in London, and the patent covers electronic trading of contracts from within the United States. So it made more sense for us to buy that on a pro-contract basis than it did to pay a big fixed fee when we did have a presence in the United States, and frankly until Tuesday, there was not even legal certainty about our ability to have a presence in the United States.

Robert Rutschow - Prudential Equity Group, LLC — Analyst
Okay. That is helpful. In terms of the NYBOT integration, have you got any update for us in terms of what you are looking at on a consolidated basis? From a pre-tax margin perspective?

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO

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Final Transcript
No, I am really not prepared to give any more guidance other than what we have put out the day we announced the deal. As I mentioned on our prepared remarks, we do have HSR approval, which we received this week, so it will now, for the first time since we announced the merger, allow us to sit down with our colleagues at NYBOT, and really do some post merger planning. Prior to the HSR review, we really had to keep hands off, so we will probably have more to say going forward.

Robert Rutschow - Prudential Equity Group, LLC — Analyst
Okay. In terms of the HSR review, can you sort of help us understand the regulators thinking there? And how they evaluate the competitive landscape?

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
I don’t think we can provide much guidance there actually, you know, we did a thoughtful application and we thought a lot about these issues ourselves prior to actually entering into the merger. Part of choosing proper merger partners is convincing yourself that you’re not going to do any harm to competition and in fact you’re going to enhance competition and enhance your customer experience. We convinced ourselves of that prior to announcing this deal and also prior to doing our deal back in 2001 with the former International Petroleum Exchange, now called ICEFutures.
So I think one of the reasons we came out of the process very quickly is we did a lot of homework and a lot of thought prior to, you know, selecting the right partners.

Robert Rutschow - Prudential Equity Group, LLC — Analyst
Maybe can you give us any idea of how you define the universe of — the competitive universe?

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
No, I don’t want to go into that but —.

Robert Rutschow - Prudential Equity Group, LLC — Analyst
Okay, fair enough.

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
There are others you can ask.

Robert Rutschow - Prudential Equity Group, LLC — Analyst
Okay. In terms of the OTC volumes, you know you talked about new products. Can you talk at all about what sort of market participants you’re seeing there? Are you seeing any algorithmic trading in that particular product, and are you seeing more speculators or — just some commentary there.

Chuck Vice - IntercontinentalExchange, Inc. — President and COO
Well, I think all of the above. I mentioned you have to be — the CFTC requires you to meet certain criteria so you have to be a professionals-only, meet certain network requirements, or you can be a registered floor local or floor trader, hedge funds of certain amounts can participate. So we’re seeing all of those as well as the commercials that form the basis of the OTC market there. The algorithmic traders are very much in our OTC markets.

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Final Transcript
One of the challenges that we have to face and are dealing with is where these players are very familiar and experienced in futures markets and we’re — I’ll give you one example on having a fixed protocol, for example, for them to — very standard structured industry protocol to trade on our exchange, which we have. We’ve had to take that and adapt it for OTC contracts and OCC products, which in many cases are — have many non-standard attributes to them. So that’s been a unique activity to us and I think, you know, it’s obviously been something new for these algo traders as well. But I think they’re very anxious and interested in these energy markets, even these OTC energy markets, as we offer more and more clear products that have more and more of an ability to participate.
So we’re trying to do those kinds of things, like co-location, like adapting the fixed protocol for OTC markets to make it as easy for them to do that as possible.

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
And just one little follow-up. You know, the algorithmic traders tend to be momentum traders. In other words, they’re speculating on volatility on a very short term and that it’s very hard for an algorithmic trader to trade against another algorithmic trader and make money over the long term. That tends to be a zero sum game; two speculators, one thinking it’s going to go up and one thinking it’s going to go down.
What makes a healthy market is when we can mix commercial hedging interest with speculative traders who are there to accept risk, even for a short period of time. And these OTC markets, which in many cases are procurement and pure hedging markets, are just full of commercial users and it’s that that is attracting the algorithmic traders, because it’s against those kinds of traders where they can be paid for accepting risk and ultimately make money. So that’s one of the big drivers that you see in the growth of our OTC markets.

Operator
Your next question comes from the line of Mark Lane. Please limit it to one question. Thank you.

Mark Lane - William Blair & Co. — Analyst
That limitation starts now? Technology question, you mentioned that the update in the servers in the third quarter increased processing speed by about 30%. What’s the expectation for the upgrade in January and how low do expect to go and over what time period?

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
That’s a tough question, how well. Obviously, there’s some laws of physics that you hit on a minimum, but I think the upgrade in the first quarter of next year will further reduce the round trip time. But the primary driver that I think is expanding the capacity significantly — the throughput, the DPS, those kinds of metrics — as opposed dramatic reductions in round-trip time. We expect further reduction. An estimated percentage, I couldn’t tell you right now.

Mark Lane - William Blair & Co. — Analyst
A lot of the other futures markets talk about moving closer to processing speeds in the cash equities markets. Is there any reason that your business is different, that it wouldn’t at least had more, further in that direction?

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
Yes. It certainly will head in that direction. I think our business is, in terms of processing orders, to the extent you do things like employing prices and other types of things in the matching engine itself to add value, that you don’t see in equities trading. In theory that is going to take some amount of time longer. But certainly the trend is down, both, I think, in algorithms and processing schemes, as well as hardware continues to get faster and faster and we move toward a more distributed architecture as well.

Mark Lane - William Blair & Co. — Analyst

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Final Transcript
You mentioned a number of enhancements coming. What do you see as the one or two major changes in the next 12 months that’s going to really help drive volume growth?

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
I don’t know that we can say much on that right now. We are working on a number of initiatives that we are pretty excited about that are pretty far along that I suspect we will be able to announce in the coming months, but nothing really I can comment on today.

Mark Lane - William Blair & Co. — Analyst
Last with one, Jeff. Regarding the timeline that you’ve laid out for the acquisition, can you also comment about your discussions with LCH and how your views may have changed or not changed since the original announcement and how you see potential opportunities to work with that organization?

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
Sure. I don’t think that I have anything definitive to say. It’s work in progress. I guess we took with some note last night the Deutsche Bourse, according to the press announced that if it were successful in acquiring your next Euronext it would keep Light’s clearing business at LCH. If that is in fact the case, and I only know it from reading press reports, it certainly strengthens LCH’s continuing role in Europe, but the details of that we only know from press statements. It’s against that kind backdrop, where there are so many moving parts with a major global exchanges, we are trying to be innovative and thoughtful about how we can position ourselves with clearing to really differentiate ourselves and provide value.
So I don’t have anything to say right now and I mention the Deutsche Bourse’s statement simply as this is really unfolding in real-time. We do view the clearinghouse as a major strategic asset. We do think particularly we’ve been so successful in our OTC initiatives and we have a lot of ideas that we think we can use a captive clearinghouse to continue to promote.

Mark Lane - William Blair & Co. — Analyst
Okay, good enough. Thank you.

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
Thank you.

Operator
Your final question comes from the line of Edward Ditmire with Fox-Pitt Kelton. Please limit to one question.

Edward Ditmire - Fox-Pitt Kelton — Analyst
Good morning guys.

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
Good morning.

Edward Ditmire - Fox-Pitt Kelton — Analyst

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Final Transcript
You guys have obviously, you know, gained a lot of market share in the keystone product in energy markets with crude oil future. Can you talk about strategy to gain market share in other large markets like gasoline, heating oil, and perhaps even natural gas futures?

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
I don’t want to give you any kind of a road map but certain — it’s something to protect our competitive position. But you know, in the United States, interestingly enough, when you go talk to funds and other people that are new to energy and you say, you know, you have any opportunity to trade energy on ICE, the immediate thought is that you’re talking about WTI crude oil. And so part of the reason that is was important for us to launch that contract is that it is the benchmark bellwether contract that opens the door for you to get in and talk to other players. You’ve seen we’ve done well because we had a liquid and active Brent crude oil futures contract that is really the dominant contract in Europe and increasingly in Asia.
So melding that all together, you know, created this great suite, and it’s those two acting — those two contracts acting together that are our strength. We trade gas/oil, which is European heating oil. Our gas-oil is growing against that crude oil growth. So it’s that leveraged effect, the trickle down effect, if you will, linking these all together, these markets all together, because they all are energy and they tend to, at least at a high level, move in concert with one another and provide interesting opportunities for algo traders and other people that are looking to hedge, but to not take direct exposure but do it through a spread or some kind of a swap contract.
So we have a pretty good understanding of how those markets all work. We’ve grown up in them for the last few years, and it’s really, you know, making sure that we have a strong WTI benchmark before you can penetrate most of the other North American-oriented energy commodities, and I think we’re there, you know. I think we’re feeling very good about what we’ve been able to build over just a period of probably now, I don’t know what it is, six, seven, eight months. Along the way I think you’ll see continued growth as we go after those other products and use our unique position to do that.

Edward Ditmire - Fox-Pitt Kelton — Analyst
Okay, thank you.

Jeff Sprecher - IntercontinentalExchange, Inc. — Chairman, CEO
Well, thank you everybody, appreciate it. We tried to get done by 9:15. We ran a little long but we appreciate your support and we’ll look forward to talking to you again very soon.

Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect and have a great day.

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Final Transcript

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